SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES OF

THE PEOPLE AND ORGANIZATION COMMITTEE OF BRASKEM S.A.

(Approved at the Braskem Board of Directors Meeting of 8/8/2018)

1.        Objectives

The People and Organization Committee (“CPO” or “Committee”) of Braskem S.A. (“Braskem” or “Company”) is a permanent body entrusted with supporting the Braskem Board of Directors (“Board” or “CA”) with regard to the matters described in Section 2 of these Internal Rules (“RULES”).

2.          Duties

The CPO is responsible for the following:

i.         Monitoring and evaluating effective compliance with the guidelines established in the Company’s policies regarding personnel, especially the following:

•         Remuneration; and

•         Health, Safety, Environment, Quality and Productivity (“SSMAQ&P”);

ii.          Evaluating, prior to examination by the CA, the proposals of the Braskem Business Leader (“LN-Braskem”) for updating the policies listed in Section 2(ï) above;

iii.          Contributing to the preparation, and monitoring the effective enforcement, of the norms governing the appointment of members of the CA, its supporting committees and the statutory executive board;

iv.         Evaluating, prior to examination by the CA, LN-Braskem’s proposal for the composition of the statutory executive board;

v.         Contributing to the planning and monitoring of the strategic projects related to personnel, including, but not limited to, Braskem’s diversity program and the Braskem young partners identification program;

vi.        Ensuring the existence and monitoring of the personnel strategic indicators of LN- Braskem’s Action Program (“PA”) with regard to SSMAQ&P;

vii.         Analyzing, prior to examination by the CA, the annual overall officers remuneration proposal, to be reviewed at the shareholders’ meeting for their approval, as well as analyzing and recommending to the CA the proposal for individual remuneration;

viii.         Analyzing, prior to examination by the CA, the market references regarding the parameters and criteria presented by the Company’s executive board for the remuneration of the board members and submitting a proposal for approval of the CA;

ix.          Analyzing, prior to examination by the CA, proposals submitted by LN-Braskem for the Team Members participation in the Company’s results, as well as any proposals for changes in parameters and criteria;

x.         Analyzing, prior to examination by the CA, proposals submitted by LN-Braskem relative to the long-term incentive plans and supporting the CA (i) in defining the criteria and metrics for the incentive plan and detailing the indicators for defining the results as well as the eligible persons in the context of their respective job descriptions; and (ii) in evaluating the performance of each job descriptions on an annual basis;

xi.          Evaluating proposals for changes to and monitoring the social security program adopted by the Company, adhering to the policies currently in effect, as well as analyzing the definitions regarding the implementation of the program with the Company’s subsidiaries;

xii.          Contributing, along with the CA, to the annual evaluation of LN-Braskem’s performance, based on the goals defined in his/her PA and approved by the CA, and analyzing the results of LN-Braskem’s annual evaluation of the Team Members directly associated with him/her, the results of which shall be submitted to the CA;

xiii.          Proposing to the Chairman of the Board (“P-CA”)the criteria for the annual evaluation of the CA, its supporting committees, and the CA’s Secretary, so that the CPO can count on the support of a specialized external consulting firm to define the scope, the methodology to be implemented and the performance of the evaluation process;

xiv.           Supporting the CA in evaluating, in the years subsequent to the election of the members of the Board, whether or not the board members who are considered to be independent continue to satisfy the Company’s independence criteria, as well as indicating and evaluating any circumstances that might compromise the independence of the board members;

xv.            Monitoring the plan of succession of LN-Braskem and Team Members who report directly to him/her, as well as the Chief Compliance Officer (“CCO”);

xvi.           Monitoring Braskem’s leader-development program as well as proposing an annual LN- Braskem presentation directly to the CA regarding that program;

xvii.           Monitoring and recommending actions that will support Braskem’s business culture and promote alignment with the Company’s values, discussing the results of internal engagement surveys, and analyzing the proposal and implementation of plans of action related to that topic; and

xviii.           Approving at the first meeting of each fiscal year the standard agenda for topics to be deliberated at the regularly-scheduled meetings, by proposal of its coordinator, taking into consideration the CPO’s responsibilities and other activities requested by the CA as well as approving the schedule of such meetings.

3.          Operations of CPO

3.1    Composition and Term of Office

The CPO must consist of at least 3 (three) and no more than 5 (five) members chosen by the Board itself, as appointed by its P-CA from among the full members and alternate members of the CA, one of whom shall be appointed as coordinator of the Committee.

The term of office of the CPO’s members shall coincide with that of their Board membership. If a member of the CIF should leave his/her position as board member before the scheduled end of his/her term, the P-CA must promptly nominate a replacement. The function of the CPO’s members may not be delegated.

3.2    Coordination

The CPO coordinator shall have the following duties:

i.      To propose to the CPO, whenever necessary, changes to the standard agenda and approved annual schedule, considering the recommendations of the other CPO members;

ii.      To ratify the agenda for the CPO’s regularly-scheduled meetings before it is sent to members of the Committee by the CA’s Executive Secretary (“S-CA”);

iii.      To convene and conduct the CPO’s meetings;

iv.      To define the need for special meetings, proposing dates and agendas for such meetings, while respecting the right of the other CPO members to also request such meetings;

v.      To ensure that the calls and agenda of the meeting are sent to the members of the Committee, via the S-CA, together with any necessary supporting material, within the deadline stipulated in these Rules;

vi.      To invite, whenever necessary, external consultants, Braskem officers and Team Members of Braskem to appear at the meetings. The invitation must be extended with the support of the S-CA;

vii.      To forward to the CA the analyses, opinions and reports prepared by the CPO that must be submitted to the CA;

viii.            When deemed necessary and appropriate by the CRI coordinator, propose that the officers hire external consultants to assist in performing the Board’s tasks. The contracting process must comply with relevant Braskem guidance documentation ;

ix.      To ensure that drafts of the meeting minutes are forwarded to the members of the Committee for their consideration no more than 3 (three) business days subsequent to the meeting;

x.      To comply with and cause others to comply with the norms contained in these Rules; and

xi.      To submit to the CA any proposals for updating these Rules.

3.3    Meetings

The CPO carries out its activities mainly through work meetings and, for that purpose, meets regularly, at least on a quarterly basis, according to the annual schedule approved at the first meeting of each fiscal year and on an exceptional basis, whenever the CPO’s coordinator or any of its members deem necessary, in agreement with the CPO coordinator, or when circumstances so require.

The regularly-scheduled meetings of the CPO to examine matters for the deliberation of the CA must be held at least 7 (seven) days prior to the scheduled meetings of the Braskem Board of Directors (“RCA” or “RCAs”), unless the majority of its members sets an earlier deadline, but always prior to the convening of the RCAs.

The calls, agendas and accompanying supporting material for the meetings must be made available to the Committee’s members by the S-CA at least 10 (ten) calendar days prior to the date of the meeting, unless the majority of its members establishes an earlier deadline, but never earlier than 48 (forty-eight) hours, in which cases the agenda must be provided with the proper accompanying documents.

The meetings of the CPO shall be held, preferably, at Braskem’s head office, and may be conducted, on an exceptional basis, via remote participation, provided the CPO coordinator so authorizes. In the case of non-face-to-face meetings, each CPO member shall be individually and exclusively responsible for taking all necessary measures to ensure the strict confidentiality of the meetings. Persons not authorized by the CPO coordinator shall be prohibited from having access to any information discussed at the meeting.

Preferably, all the members of the CPO must attend the meetings, whether in person or via video or telephone conference. The minimum quorum for meetings to be deemed in session must be more than half the members. Any Committee member who is unable to attend the meeting must inform the CPO coordinator in advance and indicate, as the case may be, which member shall represent him/her.

The recommendations of the CPO must be recorded in the meeting minutes prepared by the S-CA, validated by the CPO members and made available on Braskem’s governance portal on the Internet that the board members only have access. The minutes must be filed by the Corporate Governance area at the Company’s head office.

Any meeting of the CPO may, at the discretion of its coordinator, be confidential in nature, either totally or partially, whenever the subject matter so requires.

4         General Provisions

The S-CA is responsible for providing support to the CPO, according to the duties established in the CA’s Internal RULES.

Communications between members of the CPO and other advisors must be confidential.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.